Trinity Mirror plc

1 September 2008

08004892

SEC
Mail Processing
Section

SEP 09 2008

Washington, DC
101

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

PROCESSED
SEP 16 2008
THOMSON REUTERS

Corinna Bridges
Company Secretarial Assistant

Encs.

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com

12g3-2(b)

Regulatory Announcement

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Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Total Voting Rights
Released	16:20 31-Jul-08
Number	3843A16

RNS Number : 3843A
Trinity Mirror PLC
31 July 2008

Trinity Mirror plc

31 July 2008

Trinity Mirror plc
('The Company')

TOTAL VOTING RIGHTS

Pursuant to the Transparency Directive's transitional provision 6, Trinity Mirror plc is required to notify the market of the following:

The Company's issued share capital consists of 257,690,355 ordinary shares with voting rights and a nominal value of 10 pence each. The total number of voting rights in the Company is 257,690,355. Trinity Mirror plc does not hold any ordinary shares in Treasury.

The above figure (257,690,355 ordinary shares) may be used by

shareholders as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Further Information:

Paul Vickers
Secretary

Trinity Mirror plc

One Canada Square

London E14 5AP

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Total Voting Rights
Released	17:10 29-Aug-08
Number	3792C17

RNS Number : 3792C
Trinity Mirror PLC
29 August 2008

Trinity Mirror plc
29 August 2008

Trinity Mirror plc
('The Company')

TOTAL VOTING RIGHTS

Pursuant to the Transparency Directive's transitional provision 6, Trinity Mirror plc is required to notify the market of the following:

The Company's issued share capital consists of 257,690,355 ordinary shares with voting rights and a nominal value of 10 pence each. The total number of voting rights in the Company is 257,690,355. Trinity Mirror plc does not hold any ordinary shares in Treasury.

The above figure (257,690,355 ordinary shares) may be used by shareholders as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a

change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Further Information:

Paul Vickers
Secretary

Trinity Mirror plc

One Canada Square

London E14 5AP

END

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END